STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

November 10, 2011

VIA EDGAR

==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Crescent Large Cap Macro Fund, Crescent Mid Cap Macro Fund, and Crescent Strategic Income Fund, each a series of the Trust

Ladies and Gentlemen:

At the request of Mr. Kevin Rupert, this letter is being submitted in response to comments received from Mr. Rupert on November 10, 2011 in connection with the review of Post-Effective Amendment No. 45 to the registration statement of the Trust.  These comments address the prospectus and exhibits for the fund series noted above.  Set forth below is a summary of Mr. Rupert’s comments and the Trust’s responses.

Prospectus

1.
Comment:  Remove the composite information that shows the historical performance of other client accounts managed by the investment advisor.  Based on the carve-out disclosure, the information does not appear to be based on client accounts with investment strategies and policies substantially similar to the Funds.

Response: The composite information has been removed.

Exhibits

2.
Comment:  In the summary section of the prospectus for each Fund, the second footnote to the fee table under “Fee and Expense of the Fund” states that the expense limitation agreement runs through July 31, 2013; however, the expense limitation agreements provided for review state that the agreements continue in effect until January 1, 2013.

Response: The dates noted in the expense limitation agreements were incorrect and have been revised to state that the agreements continue in effect until July 31, 2013.

3.
Several exhibits were omitted from the initial filing for the Funds with the intent of including them in an additional post-effective amendment filed pursuant to Rule 485(b).    These exhibits were subsequently provided for review prior to the filing under Rule 485(b).  Do not omit these exhibits from the initial filing for a new fund series of the Trust in the future; instead these exhibits should be included in an amendment filed pursuant to Rule 485(a) so that the staff of the Securities and Exchange Commission has adequate time to review them.

Response:  In the future, the Trust undertakes to submit the following exhibits, as applicable, with the initial filing under Rule 485(a) for a new fund series of the Trust: (i) investment advisory agreement, (ii) distribution agreement, (iii) custody agreement, (iv) other material agreements, (v) Rule 12b-1 distribution plan, and (vi) Rule 18f-3 multi-class plans.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Marc L. Collins at (513) 352 6774 or the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Mr. Kevin Rupert
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Marc L. Collins, Esq.
Thompson Hine, LLP
312 Walnut Street
14th Floor
Cincinnati, OH 45202